SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February, 2005

                          Commission File no. 000-16008


                             DIAMANT ART CORPORATION
                       f/k/a ART INTERNATIONAL CORPORATION
                       -----------------------------------
                              (Name of registrant)

              5-7100 Warden Ave., Markham, Ontario, CANADA L3R 5M7
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F X      Form 40-F
                                    ---              ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes        No X
                                    ---       ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes        No X
                                    ---       ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes        No X
                                    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________




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

     Unregistered Sales of Equity Securities.

     On February 21, 2005, Diamant Art Corporation f/k/a ART International Corporation (the "Company") sold 4,400,000 restricted shares of its Class C Common Stock. As consideration for the sale of these shares, the Company received a total of $ 1,100,000.00 consisting of $100,000.00 in cash and $1,000,000.00 in forgiveness of existing indebtedness due and owing by the Company..

     The Company's sale of the subject restricted shares is exempt from registration in reliance upon the provisions of Regulation S under the Securities Act of 1933, as amended. Each purchaser of the shares of the Company's Class C Common Stock has represented, among other things, that he is not a "U.S. Person" and that the offer and sale of the subject shares was effected through an "Offshore Transaction," all as such terms are defined under Regulation S.

     The 4,400,000 shares of the Company's Restricted Class C Common Stock which have been sold have a conversion right whereby, at the election of the holder thereof, each share of the Company's Class C Common Stock can be converted into 100 restricted shares of the Company's Common Stock,



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             DIAMANT ART CORPORATION
                                             f/k/a ART INTERNATIONAL CORPORATION



Date     February 25, 2005                   By  /s/ Michel van Herreweghe
                                               ---------------------------------
                                                Michel van Herreweghe,
                                                Chairman





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